UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 1)


                               Crystal Brands, Inc.
                                 (Name of Issuer)




                                   Common Stock
                          (Title of Class of Securities)




                                     229070107
                                  (CUSIP Number)



    Check the following box if a fee is being paid with the statement /  /.
    (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

    CUSIP NO. 229070107

                                   SCHEDULE 13G

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Connor, Clark & Company Ltd.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                (b) /  /
    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION
         Ontario, Canada


    NUMBER OF SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
    PERSON WITH              5    SOLE VOTING POWER
                                          0
                             6    SHARED VOTING POWER
                                       960,400
                             7    SOLE DISPOSITIVE POWER
                                          0
                             8    SHARED DISPOSITIVE POWER
                                       960,400
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         960,400

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                      /   /

    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         10.5%
    12   TYPE OF REPORTING PERSON*
              IA

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 1 amends and supplements the Schedule 13G filed by Connor, Clark & Company Ltd. with respect to beneficial ownership of shares of the Common Stock of Crystal Brands, Inc.


    Item 4.        Ownership.

    Item 4 is amended as follows:

              The information previously furnished in response to this Item is amended to report beneficial ownership of the Common Stock as of December 31, 1993 as follows:

                   (a)  Amount Beneficially Owned:
                        960,400

                   (b)  Percent of Class:
                        10.5%

                   (c)  Number of shares as to which the Reporting Person has:

                        (i) sole power to vote or to direct the vote    0

                       (ii) shared power to vote or to direct the vote
                             960,400

                      (iii) sole power to dispose or to direct the
                            disposition of    0

                       (iv) shared power to dispose or to direct the
                            disposition of  960,400

                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





    Dated:  September 6, 1994
                                       By:


                                        /s/ John N. Alexander
                                       Name:  John N. Alexander
                                       Title:  Chief Operating Officer